UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BLACKCRAFT CULT, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

09228G 101
(CUSIP Number)

James Somers
1030 N Main Street. Unit B
Orange, CA 92867
(714) 333-5235
with a copy to:

Stoecklein Law Group, LLP
401 West A Street, Suite 1150
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

March 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09228G 101 Page 2 of 5 Pages

1           NAME OF REPORTING PERSON                                                                                                James Somers

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                        (PF) PERSONAL FUNDS
                           (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	78,728,613 (1)

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	78,728,613 (1)

	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,728,613 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                                                                                     39.6%

14           TYPE OF REPORTING PERSON*                                                                                                (IN) OTHER

(1)	All share numbers have not been adjusted to reflect a 66.666-for-1 forward split distributed on April 8, 2014.t

CUSIP No. 09228G 101 Page 3 of 5 Pages

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Blackcraft Cult, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 1030 N. Main Street, Unit B, Orange, CA 92867.

Item 2.   Identity and Background

(a)	James Somers, an individual, is a New Zealand citizen, and is the President and a Director of the Issuer.

(b)	The address of the Reporting Person is 1030 N Main Street, Unit B, Orange, CA 92867.

(c)	Mr. Somers is employed by the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Somers is a citizen of New Zealand.

Item 3.Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

On March 27, 2014, the Reporting Person purchased 4,501,355 (67,521 pre 66.666 forward split) shares of the Issuer’s restricted common stock in a private transaction, for total consideration of $1,350.42 pre 66.666 forward split, all of which was paid in cash.

On March 27, 2014, the Reporting Person purchased 51,999 (780 pre 66.666 forward split) shares of the Issuer’s restricted common stock in a private transaction, for total consideration of $15.60 pre 66.666 forward split, all of which was paid in cash.

In addition, the Reporting Person acquired 74,175,258 (1,112,640 pre 66.666 forward split) shares of common stock as a result of being a stockholder of Blackcraft Emoji Incorporated (“BEI”) of which the Issuer acquired 100% of the ownership pursuant to the Merger described below.

CUSIP No. 09228G 101 Page 4 of 5 Pages

Item 4.   Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by this reference.

Mr. Somers holds the Issuer’s securities for investment purposes and intends to continue to evaluate their respective investments in the securities.

Mr. Somers intends to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.

Except as set forth herein, Mr. Somers does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Somers reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Mr. Somers to the extent deemed advisable in light of general investment policies, market conditions and other factors.

The beneficial ownership of 74,175,258 (1,112,640 pre 66.666 forward split) shares of common stock of the Issuer was acquired by the Reporting Person in connection with the Merger described below.

Merger Agreement

On March 27, 2014, the Issuer completed the reverse triangular merger, pursuant to the Acquisition Agreement and Plan of Merger (“Merger”), by and among the Issuer, Merculite Sub Co. (“Sub Co”), a Nevada corporation and wholly owned subsidiary of the Issuer, and Blackcraft Emoji Incorporated (“BEI”), a California corporation, whereby BEI became a wholly owned subsidiary of the Issuer.

Pursuant to the conditions to closing of the Merger, the Issuer issued 148,970,510 shares of restricted common stock (post 66.666 forward split) in exchange for 100% of BEI’s issued and outstanding common stock.

As a result of the closing of the Merger, the Company’s main focus has been redirected to the operations of BEI. The Company now owns all of the assets, liabilities and operations of BEI which owns and operates the Blackcraft lifestyle apparel brand rooted in the ideal of self-realization being superior to religious indoctrination and other society enforced norms.

Item 5.                      Interest in Securities of Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by this reference.

CUSIP No. 09228G 101 Page 5 of 5 Pages

(a)
As of the filing date of the Schedule 13D, the Reporting Person may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 78,728,613 shares of common stock, which represents approximately 39.6% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by the Reporting Person by 198,620,046 shares (the number of outstanding shares of common stock of the Issuer as of April 9, 2014, based upon the Issuer’s certified stockholder list).

(b)	Mr. Somers has sole power to vote and sole power to dispose of the number of shares set forth on the cover page of this Schedule 13D.

(c)	Except as set forth or incorporated herein, the Reporting Person have not effected any transaction in the common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 and 4 are incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      April 17, 2014

By: /S/ James Somers
James Somers